Exhibit 99.19

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended June 30, 2022

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

▪	Condensed Interim Consolidated Statements of Financial Position

▪	Condensed Interim Consolidated Statements of Comprehensive Loss

▪	Condensed Interim Consolidated Statements of Changes in Equity

▪	Condensed Interim Consolidated Statements of Cash Flows

▪	Notes to the unaudited Condensed Interim Consolidated Financial Statements

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months period ended June 30, 2022

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the six months period ended June 30, 2022 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2021, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

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Consolidated Statements of Financial Position
(Unaudited, Expressed in thousands of Canadian dollars)

	Notes	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash		1,321	1,973
Receivables and other current assets	4	1,033	75
Due from related party	9	280	199
TOTAL CURRENT ASSETS		2,634	2,247

NON-CURRENT ASSETS
Equipment		14	16
Exploration and evaluation assets	5	39,211	39,099
Investment	8, 9	-	321
TOTAL NON-CURRENT ASSETS		39,225	39,436
TOTAL ASSETS		41,859	41,683

LIABILITIES
Trade payables and accrued liabilities	6, 10	1,649	480
TOTAL LIABILITIES		1,649	480

EQUITY
Share capital - preferred	7	591	591
Share capital – common	7	93,970	93,451
Reserve	7	4,051	4,252
Deficit		(58,402)	(57,091)
TOTAL EQUITY		40,210	41,203
TOTAL LIABILITIES AND EQUITY		41,859	41,683

Nature of Operations (Note 1)

Commitments (Note 5 and 11)

Subsequent Events (Note 14)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements. Approved by the Board of Directors on August 23, 2022

“signed”	“signed”

Keith Morrison	John Hick
Director	Audit Committee Chair

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Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
EXPENSES

General and administrative expenses	8, 9,13	(853)	(394)	(1,094)	(656)
Property investigation	5	(10)	(3)	(22)	(4)
Amortization		(1)	(1)	(2)	(9)
Share-based payments	7	-	-	-	(837)
		(864)	(398)	(1,118)	(1,506)
OTHER ITEMS
Interest and other income		59	-	59	-
Foreign exchange gain (loss)		8	(3)	7	(3)
Equity loss on investment	8	(186)	(20)	(321)	(37)
		(119)	(23)	(255)	(40)
TOTAL COMPREHENSIVE LOSS FOR		(983)	(421)	(1,373)	(1,546)
THE PERIOD
Basic and diluted weighted average number of common shares outstanding		133,870,031	119,726,930	133,559,330	116,503,880
Basic and diluted loss per share		(0.01)	(0.00)	(0.01)	(0.01)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited, Expressed in thousands of Canadian dollars)

	Notes	Number of Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity
BALANCE DECEMBER 31, 2020		109,833,648	89,627	591	2,096	(53,299)	39,015
Net and comprehensive loss		-	-	-	-	(1,546)	(1,546)
Share capital issued through exercise of warrants	7	6,325,019	670	-	-	-	670
Share Capital issued through private placement		8,290,665	1,933	-	-	-	1,933
Value allocated to warrants		-	(614)		614	-	-
Share issue costs	7	-	(33)	-	-	-	(33)
Exercised warrants	7	-	244	-	(244)	-	-
Share-based payments	7		-		837		837
Expired warrants	7	-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(98)	98	-
BALANCE JUNE 30, 2021		124,449,332	91,827	591	3,205	(54,747)	40,876

BALANCE AT DECEMBER 31, 2021		131,204,627	93,451	591	4,252	(57,091)	41,203
Net and comprehensive loss		-	-	-	-	(1,373)	(1,373)
Share capital issued through exercise of warrants	7	2,665,404	380	-	-	-	380
Share issue costs	7	-	-	-	-	-	-
Value allocated to warrants	7	-	-	-	-	-	-
Exercised warrants	7	-	139	-	(139)	-	-
Expired warrants	7	-	-	-	-	-	-
Share-based payments	7	-	-	-	-	-	-
Forfeited/expired options	7	-	-	-	(62)	62	-
BALANCE AT JUNE 30, 2022		133,870,031	93,970	591	4,051	(58,402)	40,210

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of Canadian dollars)

	Six months ended
	June 30, 2022	June 30, 2021
OPERATING ACTIVITIES
Loss for the period	(1,373)	(1,546)
Items not affecting cash:
Amortization	2	9
Share-based payments	-	837
Interest income	(59)	-
Equity loss on investment	321	37
Changes in working capital	139	(144)
Net cash used in operating activities
	(970)	(807)
INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	(121)	(84)
Investment	-	(51)
Interest and other income on loan to PNR	59	-
Net cash provided by (used in) investing activities
	(62)	(135)
FINANCING ACTIVITIES
Proceeds from issuance of common shares	-	1,933
Proceeds from exercise of warrants and options	380	670
Share issuance costs	-	(33)
Net cash provided by financing activities	380	2,570
Change in cash for the period	(652)	1,628
Cash, beginning of the period	1,973	308
Cash, end of the period	1,321	1,936

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NAN”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The primary mailing office is located at 3400 – 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at 666 Burrard Street, Suite 2500, Vancouver BC V6C 2X8. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland and Canada, as well as in Botswana through its participation in Premium Nickel Resources (“Premium Nickel” or “PNR”). The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed Interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to raise additional capital. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The coronavirus COVID-19 declared as a global pandemic in March 2020 continued throughout the 2020 year and to date. This contagious disease outbreak, which continues to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. COVID-19 has delayed the Company’s ability to conduct major fieldwork on projects. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

The condensed Interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 23, 2022. The related notes to the consolidated financial statements are presented in Canadian dollars except amounts in the tables are expressed in thousands of Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements. The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2021. Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2022 could result in restatement of these condensed interim consolidated financial statements.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(b) Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2021.

(c) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of this amendment did not result in any impact to the Company’s financial statements.

Accounting Standards and Amendments issued but not yet effective

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

4.	RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of June 30, 2022 is detailed in the table below:

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	December 31, 2021
Sales taxes receivable	107	22
Prepaid expenses	56	53
Deferred RTO expenses	870	-
	1,033	75

5.	EXPLORATION AND EVALUATION ASSETS

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada			Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2021	318	246	5	46	615
Acquisition costs – cash	5	4	-	-	9
Impairment	-	-	-	-	-
Balance, June 30, 2022	323	250	5	46	624
Exploration
Balance, December 31, 2021	1,542	265	119	36,558	38,484
Administration	-	-	-	10	10
Drilling	-	-	-	-	-
Geology	8	7	2	40	57
Geophysics	-	-	-	1	1
Property maintenance	-	-	3	32	35
Infrastructure	-	-	-	-	-
Impairment	-	-	-	-	-
	8	7	5	83	103
Balance, June 30, 2022	1,550	272	124	36,641	38,587

Total, June 30, 2022	1,873	522	129	36,687	39,211

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

(All amounts in table are expressed in thousands of Canadian dollars)

	Canada			Greenland
	Post Creek Property	Halcyon Property	Quetico Claims	Lingman Lake	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2020	308	238	42	14	46	648
Acquisition costs – cash	5	4	-	-	-	9
Balance, June 30, 2021	313	242	42	14	46	657

Exploration
Balance, December 31, 2020	1,529	252	142	13	36,519	38,455
Property maintenance	1	1	1	-	17	20
Administration	-	-	-	-	7	7
Camp operations	-	-	-	-	(95)	(95)
Drilling	-	-	-	-	21	21
Geology	5	5	10	-	24	44
Geophysics	-	-	1	-	-	1
	6	6	12	-	(26)	(2)
Balance, June 30, 2021	1,535	258	154	13	36,493	38,453
Total, June 30, 2021	1,848	500	196	27	36,539	39,110

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments: Post Creek

On December 23, 2009 and as last amended on March 12, 2013, the Company completed the required consideration and acquired the rights to a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

Commencing August 1, 2015, the Company is obligated to pay advances on net smelter return royalties (“NSR”) of $10,000 per annum. The Company paid the required $5,000 during the six months period ended June 30, 2022 (June 30, 2021 - $5,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the six months period ended June 30, 2022, the Company incurred acquisition and exploration expenditures totalling $12,806 (June 30, 2021 - $10,746) on the Post Creek Property.

Halcyon

On December 31, 2015, the Company completed the required consideration of the option agreement and acquired rights to a mineral claim known as the Halcyon Property located within the Sudbury Mining District of Ontario, subject to certain NSR and advance royalty payments.

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. The Company paid the required $4,000 during six months period ended June 30, 2022 (June 30, 2021 - $4,000). The total of the advances will be deducted from any payments to be made under the NSR.

During the six months period ended June 30, 2022, the Company incurred $11,806 (June 30, 2021 - $9,746) in acquisition and exploration expenditures on the Halcyon Property.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

Quetico

On April 26 and May 17, 2018, the Company acquired the right to certain mineral claims known as Quetico located within the Sudbury Mining District of Ontario. it is not required to file any geoscience assessment work between the initial recording of a mining claim and the first anniversary date of the mining claim. By the second anniversary of the recording of a claim and by each anniversary thereafter, a minimum of $400 worth of approved exploration activity per claim unit must be reported to the Provincial Recording Office. Alternately, the Company could maintain mining claims by filing an Application to Distribute Banked Assessment Work Credits form before any due date. Payments in place of reporting assessment work may also be used to meet yearly assessment work requirements, provided the payments are not used for the first unit of assessment work.

The Company had no minimum required exploration commitment for the years ended December 31, 2021, 2020 and 2019 as two one-year extensions were granted for year 2020 and 2021 as a result of the COVID-19 pandemic.

The total annual work requirement for Quetico project after April 26, 2021 is $324,000 should the Company maintain the current size of the claims. Work reports for 2020 were filed and total expenditures of $61,783 were approved on June 4, 2021.

In April 2020, the Company applied for a one - year exclusion under a COVID-19 relief program offered by the Ontario Ministry of Energy, Northern Development and Mine (ENDM). The one-year exclusion was granted on September 1, 2020, thus adjusting the work requirement due dates to April and May of 2021. The COVID-19 relief program was offered again in 2021, and the Company lodged a second set of applications on March 29, 2021 and April 21, 2021 to extend the tenure of the claim blocks. The additional one-year exclusions were granted on May 14 and May 20, 2021 thus adjusting the work requirement due dates to April and May of 2022.

The work commitment to hold all 809 claim cells was $323,600, with claims due in April and May of 2022. The company made a decision to retain the most prospective claims and chose 99 claims. For the Quetico East Block, renewed 49 high priority claims for 2 years. For one of the Quetico West Blocks, renewed 46 claims for 1 year and 4 high priority claims for 2 years. All other claims expired.

During the six months period ended June 30, 2022, the Company incurred $4,799 (June 30, 2021 - $11,668) in exploration and license related expenditures on the Quetico Property.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. Accordingly, at December 31, 2021, management believed that facts and circumstances existed to suggest that the carrying amount of Quetico claims exceeded its recoverable amount. As a result, management determined the Quetico claims should be impaired by $71,466 and its recoverable amount was reduced to $124,348 at the end of December 31, 2021.

Lingman Lake Property

During the year ended December 31, 2019, the Company staked certain mineral claims known as Lingman Lake located northwest of Thunder Bay, Ontario. The Company incurred total acquisition and related costs of $Nil (December 31, 2020 - $Nil) during the year ended December 31, 2021. As at December 31, 2021, management elected not to proceed with further exploration on the property. Accordingly, all acquisition and exploration related costs were impaired as at December 31, 2021, totalling $27,657.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Maniitsoq Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the six months period ended June 30, 2022, the Company spent in aggregate of $82,527 (June 30, 2021 - $69,169 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2021, the Company spent in aggregate of $133,772 in acquisition and exploration expenditures on the Maniitsoq Property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

During the year ended December 31, 2020, the Company has recorded a $267,000 provision for camp site cleanup and restoration obligations. The cost accrued was based on the best estimate of restoration activities that would be required on the Maniitsoq Property.The Company fulfilled the obligation during the year ended December 31, 2021 and recorded provision recovery of $94,606 since the actual costs incurred were lower than the provision.

IFRS 6 requires management to assess the exploration and evaluation assets for impairment. No facts or circumstances existed at December 31, 2021 and December 31, 2020 to suggest impairment on the Maniitsoq property. The valuation was based on historical drilling results and management’s future exploration plans on the Maniitsoq Property. The Company intends to plan and budget for further exploration on the Maniitsoq Property in the future.

Further details on the licenses comprising the Maniitsoq Property and related expenditures are outlined below:

Sulussugut License (2011/54)

(All references to amounts in Danish Kroners, “DKK”)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $5,742 (DKK 31,400) upon granting of the Sulussugut License. The application for another 5-year term on the Sulussugut License was submitted to the Greenland Mineral License & Safety Authority which was effective on April 11, 2016, with December 31, 2017 being the seventh year. During the year ended December 31, 2016, the Company paid a license fee of $7,982 (DKK 40,400) which provided for renewal of the Sulussugut License until 2020.

During the year ended December 31, 2021, the Company received a license extension, which provides for renewal period until December 31, 2022.

To December 31, 2015, under the terms of a preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809,340 (approximately $15,808,386) between the years ended December 31, 2011 to 2015 by incurring $26,115,831 on the Sulussugut License. As of December 31, 2021, the Company has spent $56,367,505 on exploration costs for the Sulussugut License.

The Company had no minimum required exploration commitment for the year ended December 31, 2021 and available credits of DKK 285,866,733 (approximately $57,026,697) at the end of December 31, 2021. During the year ended December 31, 2021, the Company had approved exploration expenditures of DKK 1,921,180 (approximately $384,236). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the six months period ended June 30, 2022, the Company spent a total of $67,622 (June 30, 2021 - $49,445) in exploration and license related expenditures on the Sulussugut License.

To December 31, 2021 and 2020, the Company has completed all obligations with respect to required reduction of the area of the license.

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

Ininngui License (2012/28)

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $5,755 (DKK 32,200) upon granting of the Ininngui License. The Ininngui License was valid for an initial 5 years until December 31, 2016, with December 31, 2012 being the first year. The license was extended for a further 5 years, until December 31, 2021, with December 31, 2017 being the first year. During the year ended December 31, 2021, the Company received a license extension, which provides for a renewal period until December 31, 2023.

The Ininngui License is contiguous with the Sulussugut License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2021, the Company has not used the procedure for the license.

The Company had no minimum required exploration commitment for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $5,221,333 on exploration costs for the Ininngui License and exceeded the minimum requirement with a total cumulative surplus credit of DKK 30,515,237 (approximately $6,087,393). The credits available from each year may be carried forward for 3 years plus a 2-year extension and expire between December 31, 2022 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the six months period ended June 30, 2022, the Company spent a total of $12,567 in exploration and license related expenditures (June 30, 2021 - $14,306).

Carbonatite License (2018/21)

Effective May 4, 2018, the Company was granted an exploration license (the “Carbonatite License”) by the BMP of Greenland for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a license fee of $6,523 (DKK 31,000) upon granting of the Carbonatite License. The Carbonatite License is valid for 5 years until December 31, 2022, with December 31, 2020 being the third year. During the year ended December 31, 2021, the Company received a license extension, which provides for renewal until December 31, 2024.

The Company had no minimum required exploration obligation for the year ended December 31, 2021. As of December 31, 2021, the Company has spent $1,511,400 on exploration costs for the Carbonatite License. To December 31, 2021, the Company’s expenditures exceeded the minimum requirement and the Company has a total surplus credit of DKK 10,577,191 (approximately $2,110,012). The credit available from each year may be carried forward 3 years plus a 1-year extension and expire between December 31, 2023 to December 2024. The Company has no exploration commitment for the 2022 fiscal year.

During the six months period ended June 30, 2022, the Company spent a total of $2,338 in exploration and license related expenditures (June 30, 2021 - $5,022).

West Greenland Prospecting License (2020/05)

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of 5 years ending December 31, 2024. The Company paid a granting fee of $4,301 (DKK 21,900).

There were no exploration related costs incurred during the six months period ended June 30, 2022 (June 30, 2021 - $396)

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a project opportunity in the high Atlas Mountains of Morocco. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed an MOU with ONHYM (Office National des Hydrocarbons et des Mines), a government entity and single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, four of the five permits were awarded to the Company. An application for a fifth permit was submitted and awarded in February 2022. Work plans were submitted in May 2022. The work obligations are DKK528,000 (approximately C$65,000) per permit over a 3 year period with work commencing within six months.

12 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

During the six months period ended June 30, 2022, the Company spent a total of $22,564 (June 30, 2021 - $4,195). in exploration and license related expenditures on the project and recorded it as property investigation expense in the condensed interim consolidated statements of comprehensive loss.

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	December 31, 2021
Trade payables	1,251	401
Amounts due to related parties (Note 9)	67	33
Accrued liabilities	331	46
	1,649	480

7.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a) Common shares issued and outstanding

2022

During the six months period ended June 30, 2022, the Company issued 2,665,404 common shares and received $379,563 in proceeds from the exercise of 2,665,404 warrants. During the six months period ended June 30, 2021, the Company issued 6,325,019 common shares and received $669,547 in proceeds from the exercise of 6,325,019 warrants.

On April 2, 2022, the Company entered into an agreement with Paradigm Capital Inc. (the "Agent") to act as lead agent and sole bookrunner, on behalf of a syndicate, on a "best efforts" basis, for a private placement offering of subscription receipts of the Company (the "Subscription Receipts") for gross proceeds of $5,000,000 (the "Offering") at a price of $0.48 per Subscription Receipt (the "Issue Price"). On April 8, 2022, the Offering was upsized to total gross proceeds of up to $10,000,320.

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into a share of the Company. on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

“Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

i)	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the RTO Transaction; See Note 14 – Subsequent Events;

ii)	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the RTO Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the RTO Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the proceeds of the Offering (the “Escrowed Funds”);

13 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

iii)	written confirmation to the Agents from each of the Company and PNR that all conditions of the RTO Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the RTO Transaction shall be completed without undue delay upon release of the Escrowed Funds;

iv)	the common shares of the Company being conditionally approved for listing on the TSXV; and

v)	the Company and the Agents having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in i) to iv) above have been met or waived.

Pursuant to an Agency Agreement dated April 28, 2022, the Company announced that it had closed the Offering of 21,118,000 Subscription Receipts at a price of $0.48 per Subscription Receipt, including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640.

As at June 30, 2022, the Company has 133,870,031 common shares issued and outstanding, (June 30, 2021 - 124,449,332).

2021

During the year ended December 31, 2021, the Company issued 13,080,314 common shares on exercise of warrants and options and received $1,641,675 in proceeds from the exercise of 12,580,314 warrants and $112,000 from the exercise of 500,000 options. There were no warrants or options exercised during the year ended December 31, 2020.

As at December 31, 2021, the Company has 131,204,627 common shares issued and outstanding, (December 31, 2020 – 109,833,648).

On April 20, 2021 the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the "Units") at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,760. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant ("Warrant") of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the "Finders"): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $65,830, and (ii) a number of common share purchase warrants (the "Finder Warrants") equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 274,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

The Company allocated a $464,493 fair value to the warrants issued in conjunction with the private placement and $30,735 to agent’s warrants. The fair value of warrants was determined using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 1.5 years, expected dividend yield of 0%, a risk-free interest rate of 0.29% and an expected volatility of 132%.

b) Preferred shares issued and outstanding

As at June 30, 2022 and June 30, 2021 there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

14 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

c) Warrants

A summary of common share purchase warrants activity during the six months period ended June 30, 2022 is as follows:

	June 30, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price (5)	Number Outstanding	Weighted Average Exercise Price (5)
Outstanding, beginning of year	16,082,825	0.15	25,715,742	0.11
Issued	-	-	4,419,620	0.35
Exercised	(2,665,404)	0.14	(12,580,314)	0.13
Cancelled / expired	-	-	(1,472,223)	0.25
Outstanding, end of year	13,417,421	0.16	16,082,825	0.15

At June 30, 2022, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding		Expiry Date	Exercise Price (5)	Weighted Average remaining contractual life (years)
8,871,817	[1]	August 13, 2022*	0.09	0.07
1,076,067	[1]	August 31, 2022*	0.09	0.00
3,469,537		April 16, 2023	0.35	0.08
13,417,421				0.15

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.12 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To December 31, 2021, the Company’s common shares have met the criterion for acceleration. The Company, however, has not accelerated the warrant expiry date.

* Subsequently, 9,186,012 of warrants were exercised and 61,885 expired

(d) Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

15 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

A summary of option activity under the Plan during the six months period ended June 30, 2022 is as follows:

	June 30, 2022		December 31, 2021
	Number Outstanding	Weighted Average Exercise Price (5)	Number Outstanding	Weighted Average Exercise Price (5)
Outstanding, beginning of year	15,054,597	0.27	7,978,725	0.17
Issued	-	-	8,178,972	0.37
Exercised	-	-	(500,000)	0.22
Cancelled / expired	(75,625)	1.20	(603,100)	0.31
Outstanding, end of year	14,978,972	0.27	15,054,597	0.27

There were no incentive stock options granted during the six months period ended June 30, 2022.

During the six months period ended June 30, 2021, the Company granted an aggregate total of 3,185,000 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable at $0.32 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the period ended June 30, 2021 amounted to $837,444 and was recorded as a share-based payment expense.

During the year ended December 31, 2021, the Company granted an aggregate total of 8,178,972 stock options to employees, directors and consultants with a maximum term of 5 years. All options vest immediately and are exercisable as to 3,185,000 options at $0.32 per share and 4,993,972 options at $0.40 per share. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of options granted during the year ended December 31, 2021 amounted to $2,530,706 and was recorded as a share-based payment expense. The weighted average fair value of options granted during the year ended December 31, 2021 is $0.31 per option.

The fair value of stock options granted and vested during the periods ended June 30, 2022 and 2021 was calculated using the following assumptions:

	June 30, 2022	June 30, 2021
Expected dividend yield	-	0%
Expected share price volatility	-	127.83%
Risk free interest rate	-	0.93%
Expected life of options	-	5 years

Details of options outstanding as at June 30, 2022 are as follows:

Options	Options	Expiry	Exercise	Weighted average
Outstanding	Exercisable	Date	Price(5)	remaining contractual life (years)
5,800,000	5,800,000	February 24, 2025	0.16	1.03
1,200,000	1,200,000	August 19, 2025	0.09	0.25
2,985,000	2,985,000	February 25, 2026	0.32	0.73
4,993,972	4,993,972	October 25, 2026	0.40	1.44
14,978,972	14,978,972			3.45

16 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

d) Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the six months period ended June 30, 2022, the Company transferred $61,676 (June 30, 2021 - $97,953) to deficit for expired options and transferred $138,662 (June 30, 2021 - $244,357) to common share capital for exercised warrants.

During the six months period ended June 30, 2022, the Company recorded $Nil of share-based payments to reserves (June 30, 2021 - $837,444).

8.	INVESTMENT IN PREMIUM NICKEL RESOURCES INC.

On September 30, 2019, the Company entered into a Memorandum of Understanding (“MOU”) with Premium Nickel,A private company incorporated in Ontario. Pursuant to the MOU, the Company and Premium Nickel set forth their interests in negotiating and acquiring several of the assets of BCL Limited, a private company with operations in Botswana that is currently in liquidation.

Concurrent with the MOU, the Company initially subscribed for 2,400,000 common shares of Premium Nickel at $0.01, for a total investment of $24,000. The Company’s initial investment included a provision that gives the Company the right to nominate two directors to the board of directors of Premium Nickel. The Company’s initial investment also included Premium Nickel issuing the Company a non-transferable share purchase warrant (the “Warrant”), which entitles the Company to purchase common shares of Premium Nickel, for up to 15% of the capital of Premium Nickel upon payment of US $10 million prior to the fifth anniversary of the date of issue. At December 31, 2019, the Company’s investment was recorded as an advance, as the Company had not yet been issued the common share certificate nor the Warrant. The initial common share certificate and Warrant were issued during the year ended December 31, 2020. To December 31, 2020, the Company subscribed for an additional 4,657,711 common shares of Premium Nickel, for a further investment of $154,164. The common shares underlying the investment are restricted (“Restricted”) from being traded before such date that is 4 months after the later of (a) the date of issuance and (b) the date at which Premium Nickel becomes a reporting issuer in any province or territory. As of December 31, 2020 the underlying common shares were Restricted. During year ended December 31, 2021, the Company invested an additional $441,446 and as of December 31, 2021, the Company held a 10% equity interest in Premium Nickel (December 31, 2020 – 11.01%)

As of June 30, 2022, the Company was providing the corporate management and technical expertise to Premium Nickel on a contractual basis, had two directors representing the Company on the board of Premium Nickel, who were actively participating in the day-to-day activities of Premium Nickel and actively contributing to Premium Nickel’s financial and operational strategies. Accordingly, the Company determined that it has significant influence in Premium Nickel and has used equity accounting for the investment.

Premium Nickel’s financial information at June 30, 2022 was negative net assets of $7,170,054 which was comprised primarily of exploration and evaluation assets and cash, and a total comprehensive loss of $27,630,005 was recorded for the six months period ended June 30, 2022. The negative net assets resulted from recording fair value of warrant liability in the amount of $28,687,199 with fair value of revaluation loss of $19,712,297.

Details of the Company’s investment at June 30, 2022 is as follows:

Investment
Balance, December 31, 2021	321
Investment	-
Share of loss of Premium Nickel	(321)
Total	-

17 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

On January 1, 2020, the Company entered into a Management and Technical Services Agreement (“the Services Agreement”) with Premium Nickel whereby the Company will provide certain technical, corporate, administrative and clerical, office and other services to Premium Nickel during the development stage of the contemplated arrangement. The Company will charge Premium Nickel for expenses incurred and has the right to charge a 2% administrative fee on third party expenses. The Company will invoice Premium Nickel on a monthly basis and payment shall be made by Premium Nickel no later than 15 days after receipt of such invoice. The term of the Service Agreement is for an initial period of 3 years and can be renewed for an additional 1 year period. The Service Agreement can be terminated within 30 days notice, for non-performance, by the Company giving 6 months notice or Premium Nickel within 90 days provided the Company no longer owns at least 10% of the outstanding common shares of Premium Nickel. If Premium Nickel defaults on making payments, the outstanding balance shall be treated as a loan to Premium Nickel, to be evidenced by a promissory note. The promissory note will be payable upon demand and bear interest at a rate equal to the then current lending rate plus 1%, calculated from the date of default. Subsequent payment by Premium Nickel will be first applied to accrued interest and then principle of the invoice. During the six months period ended June 30, 2022, pursuant to the Services Agreement, the Company charged Premium Nickel $937,583 (June 30, 2021 - $844,379) for services and charged $17,212 in administrative fees, received $866,848 (June 30, 2021 – $793,017) and recorded $279,880 in due from Premium Nickel (June 30, 2021 - $214,195). Subsequent to June 30, 2022, upon completion of the RTO transaction, the receivable from PNR was netted against the payable at PNR. See Note 14 – Subsequent Events.

On March 3, 2022, Premium Nickel entered into a Promissory Note loan agreement for US$1,000,000 with the Company and agreed to pay back the principal amount plus the interest accruing at 10% per annum as well as a structuring fee equivalent to 3% of the principal amount on the maturity date, being April 30, 2022. On May 6, 2022, the Company received the repayment of the promissory note from PNR totalling of US$1,045,890, which includes principal, interest and the structuring fee.

9.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 6):

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	December 31, 2021
Directors and officers of the Company	67	28
Related company	-	5
Total	67	33

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The following amount represent amount due from Premium Nickel as well as the investment in this private company, in which certain directors and officers of the Company also hold offices and minority investments.

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	December 31, 2021
Due from related party	280	199
Investment	-	321
Total	280	520

(a) Related party transactions

2022

Sentient Executive GP IV Limited (“Sentient”) and Contemporary Amperex Technology Limited (“CATL”) have historically subscribed to private placements of the Company.

18 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

As of June 30, 2022, Sentient beneficially owns 36,980,982 common shares, constituting approximately 33.66% of the currently issued and outstanding common shares of the Company.

As of June 30, 2022, CATL beneficially owns 22,944,444 common shares, constituting approximately 20.89% of the currently issued and outstanding shares of the Company. CATL has pre-emptive rights and the right to nominate one director to the board of directors of the Company.

(b) Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	June 30, 2021
Management fees – expensed	327	386
Share-based payments	-	621
Total	327	1,007

10.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the year ended June 30, 2022 and 2021 are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	June 30, 2021
(Increase) in due from related party	(81)	(171)
(Increase) in prepaid expenses	(3)	(31)
(increase) in Sales tax receivable and deferred RTO expenses	(955)	-
Increase in trade payables and accrued liabilities	1,178	58
Total changes in working capital	139	(144)

During the six months period ended June 30, 2022, the Company:

i)	transferred $61,676 from reserve to deficit;

ii)	Transferred $138,662 from reserve to common share capital;

iii)	recorded $9,481 as the net change for accrued exploration and evaluation expenditures;

During the six months period ended June 30, 2021, the Company:

i)	transferred $97,953 from reserve to deficit;

ii)	Transferred $244,357 from reserve to common share capital;

iii)	recorded $96,430 as the net change for accrued exploration and evaluation expenditures;

iv)	Reclassed $50,000 from advance to investment in PNR.

11.	COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its exploration and evaluation assets. Further, the Company has a site restoration obligation with respect to its Greenland exploration and evaluation asset.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)	Directors’ fees: $2,000 stipend per month for independent directors and $3,000 stipend per month for the chairman of the board, and $2,500 for committee chairmen.

19 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

ii)	Management fees payable to Keith Morrison under the services agreement referred to below: $19,106 per month effective January 1, 2020 and $30,951 per month effective June 2018 up to December 31, 2019.

Effective June 1, 2018, the Company changed the terms with Keith Morrison, the CEO, from direct employment to contracted consultant and entered into a services agreement with his company. The services agreement continues until terminated by the Company whether or not for cause, upon the death or disability of Keith Morrison or by Keith Morrison resigning. If there is a change of effective control of the Company, Keith Morrison shall have the right to provide four weeks’ written notice of resignation (the company may request to extend effective resignation up to a maximum on 90 days) during the six-month period following the change of control event, and effective upon resignation Keith Morrison shall be entitled to the fees specified under the agreement for a period of 24 months.

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in two geographic segments being Canada and Greenland (note 6). The Company’s geographic segments are as follows:

(All amounts in table are expressed in thousands of Canadian dollars)

	June 30, 2022	December 31, 2021
Equipment
Canada	4	4
Greenland	10	12
Total	14	16

	June 30,	December 31,
	2022	2021
Exploration and evaluation assets
Canada	2,524	2,495
Greenland	36,687	36,604
Total	39,211	39,099

13.	GENERAL AND ADMINISTRATIVE EXPENSES

Details of the general and administrative expenses by nature are presented in the following table:

(All amounts in table are expressed in thousands     of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2022	June 30,2021	June 30, 2022	June 30,2021
Consulting fees	560	144	617	220
Filing fees	64	14	75	28
General office expenses	27	35	58	52
Investor relations	58	46	86	62
Management fees	93	135	186	261
Professional fees	51	20	72	33
Total	853	394	1,094	656

20 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

14. SUBSEQUENT EVENTS

On August 3, 2022, Premium Nickel Resources Ltd.(TSXV: PNRL) (formerly, North American Nickel Inc.) ("PNRL" or the "Company”") announced the closing of its previously-announced "reverse takeover" transaction (the "RTO”) whereby PNR and 1000178269 Ontario Inc., a wholly-owned subsidiary of the Company, amalgamated by way of a triangular amalgamation under the Business Corporations Act (Ontario) (the "Amalgamation").

Transaction Particulars

(i)	NAN Subco amalgamated with PNR under Section 174 of the OBCA to form one corporation – PNRL, the “Resulting Issuer”

(ii)	the securityholders of PNR received securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 1.054 common shares of the Resulting Issuer after giving effect to a 5-to-1 share Consolidation for each outstanding share of PNR (the "Exchange Ratio"), and

(iii)	the transactions resulted in a RTO of the Company in accordance with the policies of the TSXV, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

upon closing of the RTO, NAN has: (i) changed its name to "Premium Nickel Resources Ltd."; (ii) changed its stock exchange ticker symbol to "PNRL"; and (iii) reconstituted the board of directors (the "Board Reconstitution") and management of the Resulting Issuer. The outstanding options of PNR immediately prior to the effective time of the RTO was exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof are entitled to acquire, following the closing of the RTO, options of the Resulting Issuer after giving effect to the Exchange Ratio, as applicable.

In connection with the RTO, NAN issued approximately 82,157,579 common shares of PNRL (on a post-Consolidation basis) in exchange for 77,948,368 outstanding shares of PNR immediately prior to the effective time of the RTO (after giving effect to the Exchange Ratio). Immediately after giving effect to the RTO Transaction, The Company was owned approximately (i) 72.6% by persons who were shareholders of PNR prior to RTO, (ii) 23.7% by persons who were shareholders of NAN prior to RTO, and (iii) 3.7% by the holders of the subscription receipts of NAN. The following table sets out the share structure upon the closing of the RTO:

21 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

Premium Nickel Resource Ltd.		03/08/2022

# of share outstanding		113,905,949
	Shares in escrow [1]	(32,670,896)

		# of options	Exercise price
Options:
	24-Feb-2025	1,160,000	$0.80
	19-Aug-2025	240,000	$0.45
	25-Feb-2026	597,000	$1.60
	25-Oct-2026	998,794	$2.00
	26-Jan-2026	4,743,000	$0.39
	29-Sep-2026	1,343,850	$0.91
	20-Jan-2027	2,740,400	$2.11
		11,823,044
	Options in escrow [1]	(3,847,100)
Warrants:
	13-Aug-2022 2	1,088,783	$0.45
	31-Aug-2022	150,000	$0.45
	16-Apr-2023	693,905	$1.75
	03-Aug-2024	295,652	$2.40
		2,228,340
Prefer shares (conversion ratio 9:1)	118,186	13,131
Fully diluted # of shares		127,970,464

Note 1: Certain directors, officers and seed share shareholders of the Company are subject to escrow requirements pursuant to the Policy 5.4 - Escrow, Vendor Considerations and Resale Restrictions of the TSX Venture Exchange ("Exchange Policy 5.4)".

Note 2: Subsequently, 1,076,408 of warrants were exercised and 12,375 expired.

On Aug 18, 2022 the common shares of PNRL were listed for trading on the TSXV under the symbol "PNRL".

The full particulars of the RTO, the Selebi Project (as defined herein) located in Botswana, which is currently the only material property of the Company, and the business of the Company are described in the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) (the “Filing Statement”) prepared in accordance with the policies of the TSXV. A copy of the Filing Statement is available electronically on SEDAR (www.sedar.com) under the Company’s new name, Premium Nickel Resources Ltd.

Shareholder Approvals

On June 23, 2022, the Company received shareholder approval in respect of, among other things, the reconstitution of the board of directors, the continuance of the Company from under the laws of the province of British Columbia under the Business Corporations Act (British Columbia) to the laws of the province of Ontario under the Business Corporations Act (Ontario) and a change of its name upon completion of the RTO. Further on July 27, the disinterested shareholders of the Company approved the RTO by way of a resolution passed in writing pursuant to the policies of the TSXV.

22 | N o r t h American Nickel / Q 2 2 0 2 2

Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

Conversion of Subscription Receipts

On August 3, 2022, upon satisfaction of the escrow release condition, 4,223,600 subscription receipts of the Company, which were issued on April 28, 2022 pursuant to a brokered private placement of the Company at a price of $2.40 per subscription (in each case, on a post-consolidation basis) for gross proceeds of 10,136,640, were converted into 4,223,600 common shares of the Company, and the net subscription proceeds were released from escrow and delivered to the Company.

Management and Board Composition

The board of directors of the Company includes Keith Morrison, Charles Riopel, Sheldon Inwentash, John Hick, Sean Whiteford, John Chisholm and William O'Reilly with Charles Riopel as Executive Chairman. Management of the Company includes Keith Morrison (Chief Executive Officer), Mark Fedikow (President), Sarah Wenjia Zhu (Chief Financial Officer and Corporate Secretary). In addition, the technical team of the Company includes Ms. Sharon Taylor (Chief Geophysicist) and Dr. Peter Lightfoot (Consulting Chief Geologist).

Select Financial Information

The following table sets out certain preliminary pro forma financial information for the Company upon completion of the RTO. The following information should be read in conjunction with, and is qualified in its entirety by, the pro forma financial statements of the Company to be included in Filing Statement, which is available on SEDAR (www.sedar.com) under PNRL's issuer profile.

	Select Financial Information
	NAN (as at March 31, 2022) ('$000)	PNR (as at March 31, 2022) ('$000)		Pro Forma Adjustments(1)(2) ('$000)	Resulting Issuer Pro Forma Consolidation ('$000)
Current Assets	2,595	6,300		14,566	23,461
Total Assets	41,970	21,187		67,722	130,879
Current Liabilities	777	5,824	(1)	(3,055)	3,546
Total Liabilities	777	34,662		(31,742)	3,697
Shareholders' Equity	41,193	(13,476)		99,465	127,182
Net Loss	390	23,649		(19,847)	4,192	(3)

Note:

(1)   Includes US$1.35 million of success fees payable to CIBC World Markets Inc. in connection with the Selebi acquisition, of which US$1 million was paid in May 2022, with the balance of US$350,000 to be due upon the next financing by the Company.

(2)    The pro forma adjustments include, among other things, the adjustments for the subscription receipt financing of the Company which was completed on April 28, 2022, an advisory fee of $420,000, which will be payable to INFOR Financial Inc. upon the closing of the RTO and certain non-recurring due diligence and transaction costs in respect of the Selebi and Selkirk acquisitions and the RTO.

The Selebi Project

Following the completion of the RTO, it is anticipated that the Selebi and Selebi North nickel-copper-cobalt (Ni-Cu-Co) mines and related infrastructure (the "Selebi Project") would be the only material property of the Company for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

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Notes to the unaudited Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2022

(Expressed in Canadian dollars)

The Selebi Project is located in Botswana and consists of a single mining licence no. 2022/1L (the "Selebi Mining Licence") covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The Selebi Mine includes two shafts (Selebi and Selebi North deposits) and related infrastructure (rail, power and water).

In accordance with NI 43-101, a technical report for the Selebi Project was filed on SEDAR (www.sedar.com) under PNRL's issuer profile and a summary of the Selebi Project and work program were included in the Filing Statement.

On August 22, 2022, PNRL announced the completion of its acquisition of the nickel, copper, cobalt, platinum-group elements ("Ni-Cu-Co-PGE") Selkirk Mine in Botswana, together with associated infrastructure and four surrounding prospecting licences formerly operated by Tati Nickel Mining Company ("TNMC"). The acquisition was completed pursuant to the Company's previously-announced asset purchase agreement with the Liquidator of TNMC on February 14, 2022. With the acquisition now complete, ownership of the Selkirk Mine has been transferred to the Company.

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